RADICA(R) GAMES LIMITED
                       EXPECTS TAIWANESE EARTHQUAKE IMPACT

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
SEPTEMBER 30, 1999                                   PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Electronic game maker Radica Games Limited (NASDAQ RADA) announced today that the recent earthquake in Taiwan is likely to have an impact on its results for the current fiscal year and possibly may affect early 2000.

Taiwanese factories provide a significant portion of Radica's electronic components including microprocessors and liquid crystal displays. Over a week after the earthquake, Taiwan continues to suffer from widespread power failures and communications problems. As a result, it is currently difficult to make an accurate assessment of the condition of the factories supplying components to Radica or the status of certain outstanding purchase orders. More information will be available as conditions stabilize.

"We are attempting to assess the impact that may occur to our production over the next several months. Our production lines are currently operating normally from existing component stocks. However, October and November are heavy production months and may be significantly affected. Information is still hard to come by, but I can assure you that we are doing everything in our power to minimize any potential disruption in supply," said Pat Feely, Radica's CEO.

The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1998, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ - RADA). Radica is a leading developer, manufacturer and distributor of electronic handheld and table top games. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com" and about Girl Tech at "www.girltech.com."


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